UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

ASA Gold & Precious Metals Ltd
(Name of Issuer)

Common Shares, $1 par value
(Title of Class of Securities)

G3156P103
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D'Angelo (212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,253,837
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,253,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,253,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.87%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 19,289,905 shares of common stock outstanding as of 2/13/2024, as disclosed in the company's DEFC14A filed 2/16/2024.

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,253,837
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,253,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,253,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.87%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 19,289,905 shares of common stock outstanding as of 2/13/2024, as disclosed in the company’s DEFC14A filed 2/16/2024.

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,253,837
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,253,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,253,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.87%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 19,289,905 shares of common stock outstanding as of 2/13/2024, as disclosed in the company’s DEFC14A filed 2/16/2024.

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 8 amends and supplements the statement on Schedule 13D filed with the SEC on 10/13/23, as amended by Amendment No. 1 filed 11/16/23, Amendment No. 2 filed 11/24/23, Amendment No. 3 filed 12/5/23, Amendment No. 4 filed 12/21/23 and Amendment No. 5 filed 1/26/24, Amendment No. 6 filed 2/1/24 and Amendment No. 7 filed 4/30/24; with respect to the common shares of ASA Gold & Precious Metals Ltd. This Amendment No. 8 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

The following disclosure is being provided to amend and restate the disclosure previously included in Item 4 of amendment number 7 of this schedule 13D.

At the Issuer’s Annual General Meeting of Shareholders held on April 26, 2024, Paul Kazarian (a Partner at Saba Capital) and Ketu Desai were elected to the Board.

CUSIP No. G3156P103	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2024

SABA CAPITAL Management, L.P.

	By:	/s/ Michael D’Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

SABA CAPITAL Management GP, LLC

	By:	/s/ Michael D’Angelo
Name: Michael D'Angelo
Title: Authorized Signatory

BOAZ R. WEINSTEIN

	By:	/s/ Michael D’Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823